SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 February 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 24 February 2021 re: Summary Remuneration Announcement

24 February 2021

LLOYDS BANKING GROUP PLC - SUMMARY REMUNERATION ANNOUNCEMENT

The purpose of this voluntary announcement is to supplement the details published today in the Directors' Remuneration Report and provide additional transparency on the remuneration awards for the Persons Discharging Managerial Responsibilities (PDMRs).

Where awards have not yet been made, estimates have been provided. A statement will be provided to the market following the actual awards in the normal way.

Stuart Sinclair, the Chair of Remuneration Committee said:

"The unprecedented events of 2020 and the impact of the coronavirus pandemic have led the Remuneration Committee to make decisions on remuneration outcomes that reflect the experiences of our customers, colleagues and shareholders. We recognise the need for restraint in the remuneration outcomes for Executive Directors and other senior colleagues, while ensuring additional support was targeted toward our customer facing colleagues in recognition of their tremendous efforts in continuing to support our customers."

Further details on the Group's support for colleagues during 2020 are included in the Annual Report and Accounts published today, but in summary:

-
The Group committed to continue to pay colleagues their full salary, no matter how the pandemic affected what they do for the Group or what their personal circumstances are.

-
In July 2020, the Group awarded 40,000 predominantly customer-facing colleagues a one-off £250 cash recognition award to say thank you for their support and recognise the incredible commitment shown to our customers and communities throughout the pandemic.

-
Today we are announcing a £400 share award for all permanent eligible colleagues across the Group to recognise the considerable role that all colleagues have played in supporting customers in 2020 and the part they will play in delivering the next phase of our strategy. These free shares that vest after three years ensure that each and every colleague has a personal interest in the longer-term success of the Group.

-
We have increased the minimum level of employer contribution for those colleagues in our Defined Contribution pension schemes from 8% to 9%, with an increased maximum employer contribution of 15%.

What awards are being made in respect of 2020 performance?

-
Recognition awards (cash and shares): In July 2020, we made a cash award of £250 to almost 40,000 colleagues and are now making a further £400 share recognition award to all permanent eligible colleagues across the Group. The £250 cash payment combined with the average above-inflation pay awards made to these colleagues in April 2020 ensured that on average total remuneration has stayed flat for almost half our colleagues from 2019 to 2020, despite the absence of any Group Performance Share awards.

-
Consistent with the framework set by the Remuneration Committee at the start of the year, the impact of the pandemic on our financial results means that there will be no annual bonus pool (Group Performance Share) for 2020 as the profit threshold has not been met.

-
Members of our Group Executive Committee confirmed in April 2020 that, regardless of Group and individual performance through the remainder of 2020, they would waive their right to be considered for a bonus award in respect of 2020 performance; an early decision that the Remuneration Committee welcomed.

-
The outcome on the Group Performance Share is in no way reflective of the hard work, commitment and sacrifice that our colleagues have made throughout the year to keep our business running and help our customers.  The Remuneration Committee acknowledges that colleague reward was considerably affected by external factors in 2020 and intends that for fairness, just as Group Performance Share awards absorbed the impact of the fall in profitability, if there are Group Performance Share awards for 2021 then these should participate in any recovery in profitability.

-
Long Term Share Plan (restricted share) awards will be granted to a small number of senior colleagues to ensure there is alignment to shareholder experience and retain critical talent through the next phase of the Group's strategic delivery.  There are fewer colleagues receiving awards under the Long Term Share Plan than are eligible, or who may have received awards under the Executive Group Ownership Share in previous years.

-
Details are provided in Table 1 below, but in summary:

o
There is no Long Term Share Plan award for the Group Chief Executive as he will leave the Group in April 2021.
o
The Chief Financial Officer will receive an award of 75 per cent of base salary against a normal range of 125 per cent to 150 per cent, which the Remuneration Committee reduced by 40 per cent to scale the award and ensure there is a consistent approach applied for all recipients of LTSP awards and supports a 'one team' ethos across the Group's senior management team.
o
Awards for Executive Directors, PDMRs and other senior colleagues are deferred in line with regulatory requirements for up to seven years.
o
Vesting of awards is subject to an assessment of performance against three financial underpins.
o
Awards totalling £32.9m are being made to senior colleagues, of which PDMRs are due to receive £4.1m.

-
The Group Chief Executive's total remuneration in 2020 is down 22 per cent year-on-year as shown in the single figure table provided below.  By comparison, we have protected the total remuneration for our lowest paid colleagues.

What awards are vesting in 2021 in respect of prior years?

-
The majority of awards being disclosed relate to prior year deferrals or long-term incentives.

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A portion of Group Performance Share awards made in respect of 2018 and 2019 are vesting in March 2021.   Details of the shares vesting to PDMRs can be found in Table 2 below.  These awards granted in March 2019 and March 2020 respectively were deferred taking account of regulatory requirements.  50 per cent of the shares that vest will remain subject to a holding period of a further 12 months.

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Despite the unprecedented impact created by the pandemic on the Group's financial results, there has been no restatement of in-flight targets under the Executive Group Ownership Share. Notwithstanding the challenging economic environment, strong delivery of the non-financial and strategic measures in the Executive Group Ownership Share awards made in 2018 resulted in vesting at 33.75 per cent of maximum.  None of the financial measures have vested.  Details of the first tranche of shares vesting in March 2021 subject to a further two-year holding period can be found in Table 3 below. The remaining shares will be released annually in equal tranches until 2025 and remain subject to holding periods of 12 months.

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As previously reported, the Executive Group Ownership Share awards granted in 2017 vested at 49.7 per cent in March 2020 will be released annually in equal tranches until 2024, with the second tranche due for release in March 2021 shown in Table 4.

Long Term Share Plan - 2021 awards
To ensure alignment to shareholder experience and retention of key staff the Remuneration Committee supported making awards under the new LTSP. The Remuneration Committee took the decision that the level of LTSP awards should be reduced by 40 per cent to reflect the Group's performance in 2020, the current share price and the wider experience of shareholders.

Awards for the 2020 performance period are expected to be made in March 2021 under the rules of the new 2021 LTSP. The LTSP is subject to underpin thresholds applicable for the first three years from grant, with vesting spread between the third and seventh anniversary of the award for Executive Directors, PDMRs and other senior colleagues in line with regulatory requirements.  No awards vest earlier than the third anniversary.

There is no LTSP award for the Group Chief Executive as he will leave the Group in April 2021.

TABLE 1

Name	Number of	Expected
	shares	value (3)
	awarded (1)(2)
António Horta-Osório	-	-
William Chalmers	1,579,553	£608,128
Antonio Lorenzo	1,535,677	£591,236
Vim Maru	1,535,677	£591,236
Zaka Mian	1,401,851	£539,713
David Oldfield	1,535,677	£591,236
Janet Pope	831,051	£319,955
Stephen Shelley	1,401,851	£539,713
Andrew Walton	894,155	£344,250

1	Based on a share price of 38.50 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
2	The awards will be subject to the delivery of underpins over three years ending 31 December 2023.
3
The values for the LTSP awards are shown at full value and before deduction of income tax and NIC. The actual vesting value is subject to the delivery of the underpins and the share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

2020 Group Performance Share Awards
There are no Group Performance Share (annual bonus) awards for 2020.

In order to be able to pay Group Performance Share awards under the plan, a threshold level of Underlying Profit has to be met.  At the start of 2020, the target Underlying Profit was set at £5.7bn. The target was set when the full impact of the pandemic was not yet known.  Our actual Underlying Profit for 2020 was £2.2bn. This is 62 per cent below our target and means we have not met the financial threshold for making awards. As a result, nobody at any level of the business is receiving a Group Performance Share award in respect of 2020 performance with the Group.

Deferred Group Performance Share Awards for 2018 and 2019 Performance
Deferred Group Performance Share Awards are due to be released in 2021 which relate to performance in 2018 and 2019.

In accordance with the Group's deferral policy, subject to any longer deferral required by regulatory requirements, for the 2018 and 2019 awards shares subject to deferral are released over a period of two years in March of each year.  50 per cent of the gross number of shares subject to the 2018 and 2019 Group Performance Share Award are subject to a holding period on release ending March 2022.

The Group expects that, after the settlement of estimated income tax and national insurance contributions, the PDMRs listed in the table below will receive in 2021 the number of shares (for no payment) as set out by their name in March.

TABLE 2

Name	Shares(2018 deferral)	Shares (2018 deferral subject to hold)	Shares (2019 deferral)	Shares (2019 deferral subject to hold)
António Horta-Osório	98,994	98,995	-	-
William Chalmers	-	-	41,929	41,929
Antonio Lorenzo	50,784	50,787	36,385	36,385
Vim Maru	41,150	41,154	44,257	44,257
Zaka Mian	35,773	35,778	33,785	33,785
David Oldfield	39,189	39,192	-	-
Janet Pope	23,298	23,302	24,882	24,882
Stephen Shelley	39,302	39,305	32,642	32,642
Andrew Walton	-	-	33,816	33,816

Release of Executive Group Ownership Awards granted in March 2018
The Executive Group Ownership Share (GOS) awards granted in 2018 are vesting at 33.75 per cent of the maximum, as detailed in the table below.

This reflects the challenging economic conditions and the resulting impact on our financial strategic measures as well as the Group's strong delivery of the non-financial measures over the three financial years ended 31 December 2020.

Weighting	Measure	Threshold	Maximum	Actual	Vesting
30%	Absolute Total Shareholder Return	8%	12.0%	-15.1%	0%
25%	Statutory Economic Profit	£2,300m	£3,451m	£688m	0%
10%	Cost : Income Ratio	46.4%	43.9%	55.3%	0%
10%	Customer Satisfaction	3rd	1st	1st	10%
7.5%	Digital NPS	64.0%	67.0%	67.6%	7.5%
7.5%	Employee Engagement Index	+5% vs UK norm	+2% vs UK high performing norm	+6% vs UK high performing norm	7.5%
5%	FCA reportable complaints per 1000	2.97	2.69%	2.47%	5%
5%	FOS Uphold Rate	29%	25%	26%	3.75%

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in March the number of shares as set out by their name, following the vesting of the first tranche of the GOS awards granted in March 2018.  Executive Directors and Material Risk Takers (as identified at the time of the award in March 2018) are required to retain any shares vesting for a further two years.

TABLE 3

Name	Shares
António Horta-Osório	240,594
William Chalmers	-
Antonio Lorenzo	134,287
Vim Maru	128,349
Zaka Mian	115,354
David Oldfield	134,287
Janet Pope	61,110
Stephen Shelley	82,599
Andrew Walton	-

Release of Group Ownership Share Awards granted in March 2017
The second tranche of the Executive Group Ownership Share Plan (GOS) awards granted in March 2017 vest at 49.7 per cent.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table will receive (for no payment) the number of shares (including shares in respect of dividend equivalents) as set out by their name, following the vesting of the second tranche of the GOS awards granted in March 2017.  The shares remain subject to a holding period of a further 12 months.

TABLE 4

Name	Shares
António Horta-Osório	325,292
William Chalmers	-
Antonio Lorenzo	194,183
Vim Maru	144,594
Zaka Mian	95,365
David Oldfield	138,682
Janet Pope	35,994
Stephen Shelley	67,990
Andrew Walton	-

2021 Executive Director Base Salaries
Executive salary levels are set in the context of all colleague salaries, for which a budget of 1.2 per cent was agreed, including funding to ensure a minimum salary award of £400 for eligible colleagues.

There are no pay increases proposed for António Horta-Osório and William Chalmers and only limited awards made to other senior colleagues where they are paid below market rate, creating a retention risk.

Fixed Share Awards in 2021
After the settlement of income tax liabilities and national insurance contributions, shares are due to be acquired on behalf of the PDMRs as listed in the table below in respect of each quarter.  The shares will be held on behalf of the PDMRs and will be released over three years, with one-third becoming unrestricted each year on the anniversary of the award.

TABLE 5
Name	Quarterly shares awarded (1)
António Horta-Osório	361,364
William Chalmers	173,454
Antonio Lorenzo	172,009
Vim Maru	172,009
Zaka Mian	156,591
David Oldfield	168,636
Janet Pope	120,454
Stephen Shelley	171,045
Andrew Walton	120,454
1
Based on a share price of 38.50 pence. The actual number of shares awarded after the settlement of income tax and national insurance contributions will be determined by the share price on the date of award.

Shareholding Requirement
Executives are expected to build and maintain a company shareholding in direct proportion to their remuneration to align their interests to those of shareholders. The minimum shareholding requirements Executive Directors are expected to meet are as follows; 350 per cent of base salary for the GCE and 250 per cent of base salary for other Executive Directors. The shareholding requirement for members of the Executive Committee is 100 per cent of the aggregate of base salary and fixed share award. Newly appointed individuals will have three years from appointment to achieve the shareholding requirement.

Requirements for Executive Directors

As at 31 December 2020, the Group Chief Executive continued to meet his shareholding requirements, holding 643 per cent of his salary in shares. The Chief Financial Officer currently holds 153 per cent of his salary in shares and has until 2 June 2022 to achieve the requirement. These figures are calculated using the average share price for the period 1 January 2020 to 31 December 2020 (35.79 pence).

Under the Group Shareholding Policy, an average share price is used to value the shareholding, calculated over the year 1 April to 31 March.  The current economic climate has had a significant impact on the share price which led to the Remuneration Committee temporarily suspending the policy until January 2022 when it will be reviewed again. It is expected shareholding levels should continue, as the Policy will restart at a future date.

In addition to the Group's shareholding requirements, shares vesting are subject to holding periods in line with regulatory requirements.  The following table sets out the total shareholding for each of the PDMRs as at 31 December 2020.

Name	Shareholding at 31 December 20201
António Horta-Osório	23,267,902
William Chalmers	3,454,344
Antonio Lorenzo	10,280,716
Vim Maru	6,425,072
Zaka Mian	4,301,754
David Oldfield	4,990,177
Janet Pope	3,534,881
Stephen Shelley	4,334,616
Andrew Walton	942,816

1	Includes shares owned outright reduced by forfeitable Matching Shares under the Share Incentive Plan, plus the estimated net number of vested unexercised options.

2020 Executive Director Remuneration Outcome Table
The following table summarises the total remuneration delivered during 2020 in relation to service as an Executive Director.

	António Horta-Osório		William Chalmers		Juan Colombás		Totals
£000	2020	2019	2020	2019	2020	2019	2020	2019
Base salary	1,295	1,269	807	331	572	795	2,674	2,395
Fixed share award	1,050	1,050	504	252	357	497	1,911	1,799
Benefits	159	166	45	19	71	74	275	259
Pension allowance	194	419	121	83	85	199	400	701
Total Fixed Pay	2,698	2,904	1,477	685	1,085	1,565	5,260	5,154
Group Performance Share1	0	0	0	81	0	0	0	81
Long-term incentive23	740	1,518	0	0	384	843	1,124	2,361
Total variable pay	740	1,518	0	81	384	843	1,124	2,361
Other remuneration4	2	2	0	0	0	1	2	3
Buy-out	0	0	0	4,378	0	0	0	4,378
Total remuneration	3,440	4,424	1,477	5,144	1,469	2,409	6,386	11,977
Less performance adjustment5	0	0	0	0	41	0	41	0
Total remuneration less buy-out and performance adjustment	3,440	4,424	1,477	766	1,428	2,409	6,345	7,599

1
The Remuneration Committee set a policy at the start of 2020 that if Underlying Profit was 20 per cent below target, no GPS awards would be payable. The Group's underlying profit was £2.2bn, 62 per cent below the £5.7bn target. The threshold was not met and therefore there are no GPS awards for 2020 performance.

2
The 2018 Group Ownership Share (GOS) vesting at 33.75 per cent was confirmed by the Remuneration Committee at its meeting on 19 February 2021. The total number of shares vesting were 2,269,762 for António Horta-Osório and 1,177,883 shares vesting for Juan Colombás. This award was pro-rated to reflect Juan Colombás leaving date. The average share price between 1 October 2020 and 31 December 2020 32.62 pence has been used to indicate the value. No part of the reported value is attributable to share price appreciation. Shares were awarded based on a Share price of 68.027, as regulations prohibited the payment of dividend equivalents on awards in 2018 and subsequent years, the number of Shares subject to award was determined by applying a 25 percentage discount factor to the Share price on award, as previously disclosed

3	LTIP and dividend equivalent figures for 2019 have been adjusted to reflect the share price on the date of vesting 49.48 pence instead of the average price 59.34 pence reported in the 2019 report
4	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.
5
In June 2020, the Financial Conduct Authority (FCA) fined the Group for failures in relation to the handling of mortgage customers in payment difficulties or arrears. As a result, the Committee decided to apply a performance adjustment in respect of bonuses awarded to the Chief Risk Officer (among other senior colleagues) from 2011 to 2015 given his ultimate oversight. The number of shares adjusted was 68,536, and the value shown is calculated using the relevant deferred bonus award share price for each respective year.

External Appointments held by the Executive Directors
António Horta-Osório - During the year ended 31 December 2020, the Group Chief Executive served as a Non- Executive Director of Exor, Fundacao Champalimaud, Stichting INPAR Management/Enable and Sociedade Francisco Manuel dos Santos. The Group Chief Executive is entitled to retain the fees, which were £317,989 in total.

No other Executive Director served as a Non-Executive Director in 2020.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                 +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                            +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/ or  management's  beliefs  and  expectations,  are  forward  looking  statements.  Words  such  as  'believes',  'achieves',  'anticipates','estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; the Group's ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group's knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU), the EU-UK Trade and Cooperation Agreement, and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 February 2021